UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(   ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.  See instruction 1(b).
(   ) Form 3 Holdings Reported
(   ) Form 4 Transactions Reported

1.Name and address of Reporting Person
     Frank Dziuba
     130 Cremora Drive, Suite C
     Santa Barbara, CA   93117

2.Issuer Name and Ticker or Trading Symbol
     AvTel Communications, Inc.   (AVCO)

3.IRS or Social Security Number of Reporting Person (Voluntary)

4.Statement for Month/Year
     September 30, 1997

5.If Amendment, Date of Original (Month/Year)

6.Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (X) Director (   ) 10% Owner   (X) Officer (give titles below)

7.Individual or Joint/Group Reporting (Check Applicable Line)
     (X) Form filed by One Reporting Person
     (   ) Form filed by More than one Reporting Person

Table I - - Non Derivative Securities Acquired, Disposed of, or Beneficially
Owned

N/A

Table II - - Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1. Title of Derivative Security - Employee Stock Option (Right to Buy)
2.  Conversion or exercise Price  - $.75
3.  Transaction Date - 3/4/97
4.Transaction Code - A
5.  Number of Derivative Securities Acquired   125,000
6.  Date of expiration 3/4/07
7.  Title and Amount of underlying Securities  - Common Stock   125,000
8.  Price of Derivative Security
9.  Number of Derivative Securities Beneficially Owned at end of Year  -
174,896
10. Direct or Indirect - Direct
11. Nature of indirect

Explanation of Responses:

      The option vests in four equal annual installments beginning on March 4, 1998.

SIGNATURE OF REPORTING PERSON

/s/ Frank Dziuba

DATE
November 13, 1997